 Exhibit 99.1

Sapiens Reports Fourth Quarter 2024 Financial Results

Rochelle Park, NJ, February 18, 2025 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today announced its financial results for the fourth quarter ended December 31, 2024.

Summary Results for Fourth Quarter 2024 (USD in millions, except per share data)

	GAAP			Non-GAAP
	Q4 2024	Q4 2023	% Change	Q4 2024	Q4 2023	% Change
Revenue	$134.3	$130.9	2.6%	$134.3	$130.9	2.6%
Gross Profit	$60.1	$55.9	7.5%	$62.7	$59.4	5.6%
Gross Margin	44.8%	42.8%	200 bps	46.7%	45.4%	130 bps
Operating Income	$21.7	$20.1	8.0%	$24.5	$24.2	1.3%
Operating Margin	16.2%	15.4%	80 bps	18.2%	18.4%	-20 bps
Net Income (*)	$17.9	$17.0	5.3%	$20.7	$20.1	3.1%
Diluted EPS	$0.32	$0.30	6.7%	$0.37	$0.36	2.8%

Summary Results for Full Year end 2024 (USD in millions, except per share data)

	GAAP			Non-GAAP
	2024	2023	% Change	2024	2023	% Change
Revenue	$542.4	$514.6	5.4%	$542.4	$514.8	5.4%
Gross Profit	$238.1	$219.6	8.4%	$248.9	$233.0	6.8%
Gross Margin	43.9%	42.7%	120 bps	45.9%	45.3%	60 bps
Operating Income	$85.8	$78.9	8.9%	$98.7	$94.1	4.8%
Operating Margin	15.8%	15.3%	50 bps	18.2%	18.3%	-10 bps
Net income (*)	$72.2	$62.4	15.6%	$83.3	$75.0	11.0%
Diluted EPS	$1.29	$1.12	15.2%	$1.48	$1.35	9.6%

(*)	Attributable to Sapiens’ shareholders

Roni Al-Dor, President and CEO of Sapiens, stated, “In the fourth quarter we achieved $134 million in revenue, a 2.6% year over year increase. This quarter showcased solid execution across our key regions and ongoing growth of our core Life business. For the full year 2024, we delivered a 5.4% increase in revenue, reflecting the signing of deals with new and existing customers. North America led our global performance with a 6.3% year-over-year revenue increase. By leveraging our Microsoft cloud strategy and scalable SaaS platform, we are accelerating our clients’ migration to the cloud.”

“Our continued investment in a future-proof, modular, open insurance platform-integrating core capabilities with advanced data analytics and AI-is set to drive further growth. We are well positioned to deepen relationships with existing customers, capture additional market share, and strengthen growth across all regions.”

“We are introducing 2025 guidance for non-GAAP revenue in a range of $553 million to $558 million, and non-GAAP operating profit in a range of $98 million to $102 million with operating margin of 18% at the midpoint. On a constant currency basis, our growth rate would be 3.4%, and our operating margin would be 18.7% at the mid-point.

Quarterly Results Conference Call

Management will host a conference call and webcast today, February 18, 2025, at 9:30 a.m. Eastern Time (4:30 p.m. in Israel) to review and discuss Sapiens’ results. Please call the following numbers (at least 10 minutes before the scheduled time) to participate:

North America (toll-free): 1-888-642-5032
International: 972-3-9180644
UK: 0-800-917-5108

The live webcast of the call can be viewed on Sapiens’ website at: veidan.activetrail.biz/sapiensq4-2024. A replay of the call will be available one business day following the completion of the event at the same link for 90 days.

Non-GAAP Financial Measures

This press release contains the following non-GAAP financial measures: non-GAAP revenue, ARR, non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating income, non-GAAP operating margin, non-GAAP net income attributed to Sapiens shareholders, non-GAAP basic and diluted earnings per share, Adjusted EBITDA and Adjusted Free Cash-Flow.

Sapiens believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Sapiens’ financial condition and results of operations. The Company’s management uses these non-GAAP measures to compare the Company’s performance to that of prior periods for trend analyses, for purposes of determining executive and senior management incentive compensation and for budgeting and planning purposes. These measures are used in financial reports prepared for management and in quarterly financial reports presented to the Company’s board of directors. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends, and in comparing the Company’s financial measures with other software companies, many of which present similar non-GAAP financial measures to investors.

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: Valuation adjustment on acquired deferred revenue, amortization of capitalized software development and other intangible assets, capitalization of software development, stock-based compensation, compensation related to acquisition and acquisition-related costs, restructuring and cost reduction costs, and tax adjustments related to non-GAAP adjustments.

Management of the Company does not consider these non-GAAP measures in isolation, or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company’s financial statements. In addition, they are subject to inherent limitations, as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures.

To compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. Sapiens urges investors to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures, which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company’s business.

Reconciliation tables of the most comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included with the financial tables of this release.

The Company defines Annual Recurring Revenue (“ARR”) as the annualized value of our revenue from customer subscriptions, term licenses, maintenance, application maintenance, and cloud solutions, which may not be the same as the timing and amount of revenue recognized. The ARR run rate is equal to the product of (i) the sum of these revenues in our most recently completed fiscal quarter, multiplied by (ii) four.

The Company defines Adjusted EBITDA as net profit, adjusted to eliminate valuation adjustment on acquired deferred revenue, stock-based compensation expense, depreciation and amortization, capitalization of software development costs, compensation expenses related to acquisition and acquisition-related costs, restructuring and cost reduction costs, financial expense (income), provision for income taxes and other income (expenses). These amounts are often excluded by other companies as well, in order to help investors understand the operational performance of their business.

The Company uses Adjusted EBITDA as a measurement of its operating performance, because it assists in comparing the operating performance on a consistent basis by removing the impact of certain non-cash and non-operating items. Adjusted EBITDA reflects an additional way of viewing aspects of the operations that the Company believes, when viewed with the GAAP results and the accompanying reconciliations to corresponding GAAP financial measures, provide a more complete understanding of factors and trends affecting its business. The Company uses Adjusted Free Cash-Flow as a measurement of its operating performance, and reconciles cash-flow from operating activities to Adjusted Free Cash-Flow, while reducing the amounts for capitalization of software development costs and capital expenditures. The Company adds back cash payments made for former acquisitions in respect of future performance targets and retention criteria as determined upon acquisition date of the respective acquired company, which were included in the cash-flow from operating activities. We believe that Adjusted Free Cash-Flow is useful in evaluating our business, because Adjusted Free Cash-Flow reflects the cash surplus available to fund the expansion of our business.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a global leader in intelligent insurance software solutions. With Sapiens’ robust platform, customer-driven partnerships, and rich ecosystem, insurers are empowered to future-proof their organizations with operational excellence in a rapidly changing marketplace. We help insurers harness the power of AI and advanced automation to support core solutions for property and casualty, workers’ compensation, and life insurance, including reinsurance, financial & compliance, data & analytics, digital, and decision management. Sapiens boasts a longtime global presence, serving over 600 customers in more than 30 countries with its innovative SaaS offerings. Recognized by industry experts and selected for the Microsoft Top 100 Partner program, Sapiens is committed to partnering with our customers for their entire transformation journey and is continuously innovating to ensure their success.

Investor and Media Contact Yaffa Cohen-Ifrah Chief Marketing Officer and Head of Investor Relations, Sapiens Yaffa.cohen-ifrah@sapiens.com +1 917-533-4782	Investor Contacts Brett Maas Managing Partner, Hayden IR +1 646-536-7331 brett@haydenir.com Kimberly Rogers Managing Director, Hayden IR +1 541-904-5075 kim@HaydenIR.com

Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus pandemic, which adversely affected our results of operations, or fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company. While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF INCOME

U.S. dollars in thousands (except per share amounts)

	Three months ended		Year ended
	December 31,		December 31,
	2024	2023	2024	2023
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenue	134,305	130,859	542,379	514,584
Cost of revenue	74,158	74,910	304,272	294,990

Gross profit	60,147	55,949	238,107	219,594

Operating expenses:
Research and development, net	16,523	16,084	66,302	63,475
Selling, marketing, general and administrative	21,926	19,776	85,956	77,251
Total operating expenses	38,449	35,860	152,258	140,726

Operating income	21,698	20,089	85,849	78,868

Financial and other expenses (income), net	(864)	(560)	(3,978)	1,750
Taxes on income	4,695	3,624	17,507	14,251

Net income	17,867	17,025	72,320	62,867

Attributable to non-controlling interest	-	52	141	423

Net income attributable to Sapiens’ shareholders	17,867	16,973	72,179	62,444

Basic earnings per share	0.32	0.30	1.29	1.13

Diluted earnings per share	0.32	0.30	1.29	1.12

Weighted average number of shares outstanding used to compute basic earnings per share (in thousands)	55,887	55,733	55,821	55,372
Weighted average number of shares outstanding used to compute diluted earnings per share (in thousands)	56,164	55,910	56,154	55,721

SAPIENS INTERNATIONAL CORPORATION N.V. AND SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands (except per share amounts)

	Three months ended		Year ended
	December 31,		December 31,
	2024	2023	2024	2023
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP revenue	134,305	130,859	542,379	514,584
Valuation adjustment on acquired deferred revenue	-	55	-	220
Non-GAAP revenue	134,305	130,914	542,379	514,804

GAAP gross profit	60,147	55,949	238,107	219,594
Revenue adjustment	-	55	-	220
Amortization of capitalized software	1,540	1,501	6,124	5,775
Amortization of other intangible assets	1,005	1,865	4,635	7,396
Non-GAAP gross profit	62,692	59,370	248,866	232,985

GAAP operating income	21,698	20,089	85,849	78,868
Gross profit adjustments	2,545	3,421	10,759	13,391
Capitalization of software development	(1,759)	(1,543)	(7,133)	(6,518)
Amortization of other intangible assets	1,211	1,169	4,943	4,403
Stock-based compensation	723	698	2,952	3,658
Acquisition-related costs (*)	50	318	1,298	339
Non-GAAP operating income	24,468	24,152	98,668	94,141

GAAP net income attributable to Sapiens’ shareholders	17,867	16,973	72,179	62,444
Operating income adjustments	2,770	4,063	12,819	15,273
Taxes on income	73	(955)	(1,735)	(2,693)
Non-GAAP net income attributable to Sapiens’ shareholders	20,710	20,081	83,263	75,024

(*)	Acquisition-related costs pertain to charges on behalf of M&A agreements related to future performance targets and retention criteria, as well as completed or prospective third-party services, such as tax, accounting and legal rendered.

Adjusted EBITDA Calculation
U.S. dollars in thousands

	Three months ended		Year ended
	December 31,		December 31,
	2024	2023	2024	2023

GAAP operating profit	21,698	20,089	85,849	78,868

Non-GAAP adjustments:
Valuation adjustment on acquired deferred revenue	-	55	-	220
Amortization of capitalized software	1,540	1,501	6,124	5,775
Amortization of other intangible assets	2,216	3,034	9,578	11,799
Capitalization of software development	(1,759)	(1,543)	(7,133)	(6,518)
Stock-based compensation	723	698	2,952	3,658
Compensation related to acquisition and acquisition-related costs	50	318	1,298	339

Non-GAAP operating profit	24,468	24,152	98,668	94,141

Depreciation	891	1,115	4,371	3,865

Adjusted EBITDA	25,359	25,267	103,039	98,006

Summary of NON-GAAP Financial Information
U.S. dollars in thousands (except per share amounts)

	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023

Revenues	134,305	137,025	136,800	134,249	130,914
Gross profit	62,692	62,809	62,481	60,884	59,370
Operating income	24,468	25,101	24,836	24,263	24,152
Adjusted EBITDA	25,359	26,389	25,931	25,360	25,267
Net income to Sapiens’ shareholders	20,710	21,091	21,041	20,421	20,081

Diluted earnings per share	0.37	0.37	0.37	0.36	0.36

Annual Recurring Revenue (“ARR”)

U.S. dollars in thousands

	Three months ended
	December 31,
	2024	2023
Annual Recurring Revenue	175,542	164,840

Non-GAAP Revenues by Geographic Breakdown
U.S. dollars in thousands

	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023

North America	56,753	55,755	57,918	55,158	54,882
Europe	65,903	69,281	66,072	68,727	65,239
Rest of the World	11,649	11,989	12,810	10,364	10,793
Total	134,305	137,025	136,800	134,249	130,914

Non-GAAP Revenue breakdown

U.S. dollars in thousands

	Three months ended		Year ended
	December 31,		December 31,
	2024	2023	2024	2023

Software products and re-occurring post-production services (*)	97,336	90,399	390,328	342,156
Pre-production implementation services (**)	36,969	40,515	152,051	172,648
Total Revenues	134,305	130,914	542,379	514,804

	Three months ended		Year ended
	December 31,		December 31,
	2024	2023	2024	2023

Software products and re-occurring post-production services (*)	52,356	48,815	208,742	182,154
Pre-production implementation services (**)	10,336	10,555	40,124	50,831
Total Gross profit	62,692	59,370	248,866	232,985

	Three months ended		Year ended
	December 31,		December 31,
	2024	2023	2024	2023

Software products and re-occurring post-production services (*)	53.8%	54.0%	53.5%	53.2%
Pre-production implementation services (**)	28.0%	26.1%	26.4%	29.4%
Gross Margin	46.7%	45.4%	45.9%	45.3%

(*)	Software products and re-occurring post-production services include mainly subscription, term license, maintenance, application maintenance, cloud solutions and post-production services. This revenue stream is a mix of recurring and re-occurring in nature.

(**)	Pre-production implementation services include mainly implementation services before go-live, which are one-time in nature.

Adjusted Free Cash-Flow
U.S. dollars in thousands

	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023

Cash-flow from operating activities	42,109	13,083	8,545	18,488	38,646
Increase in capitalized software development costs	(1,759)	(1,834)	(1,823)	(1,717)	(1,543)
Capital expenditures	(419)	(1,125)	(666)	(466)	(421)
Free cash-flow	39,931	10,124	6,056	16,305	36,682

Cash payments attributed to acquisition-related costs(*) (**)	1,238	124	134	751	221
Adjusted free cash-flow	41,169	10,248	6,190	17,056	36,903

(*)	Included in cash-flow from operating activities

(**)	Acquisition-related payments pertain to charges on behalf of M&A agreements related to future performance targets and retention criteria, as well as completed or prospective third-party services, such as tax, accounting and legal rendered.

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET

U.S. dollars in thousands

	December 31,	December 31,
	2024	2023
	(unaudited)	(unaudited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	163,690	126,716
Short-term bank deposit	52,500	75,400
Trade receivables, net and unbilled receivables	99,603	90,273
Other receivables and prepaid expenses	19,350	22,514
Total current assets	335,143	314,903

LONG-TERM ASSETS
Property and equipment, net	10,656	12,661
Severance pay fund	3,208	3,605
Goodwill and intangible assets, net	302,472	317,352
Operating lease right-of-use assets	20,746	23,557
Other long-term assets	19,486	17,546
Total long-term assets	356,568	374,721

TOTAL ASSETS	691,711	689,624

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade payables	8,414	6,291
Current maturities of Series B Debentures	19,796	19,796
Accrued expenses and other liabilities	77,390	77,873
Current maturities of operating lease liabilities	6,440	6,623
Deferred revenue	37,543	38,541
Total current liabilities	149,583	149,124

LONG-TERM LIABILITIES
Series B Debentures, net of current maturities	19,792	39,543
Deferred tax liabilities	6,899	10,820
Other long-term liabilities	10,331	11,538
Long-term operating lease liabilities	17,719	21,084
Accrued severance pay	7,758	7,568
Total long-term liabilities	62,499	90,553

EQUITY	479,629	449,947

TOTAL LIABILITIES AND EQUITY	691,711	689,624

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOW
U.S. dollars in thousands

	For the twelve months ended December 31,
	2024	2023
	(unaudited)	(unaudited)
Cash flows from operating activities:
Net income	72,320	62,867
Reconciliation of net income to net cash provided by operating activities:
Depreciation	4,371	3,865
Amortization of capitalized software and other intangible assets	15,702	17,574
Accretion of discount on Series B Debentures	44	64
Capital loss from sale of property and equipment	19	195
Stock-based compensation related to options issued to employees	2,952	3,658

Net changes in operating assets and liabilities, net of amount acquired:
Decrease (increase) in trade receivables, net and unbilled receivables	(12,500)	3,960
Decrease in deferred tax liabilities, net	(5,934)	(3,003)
Decrease (increase) in other operating assets	5,343	(5,402)
Increase (decrease) in trade payables	2,126	(3,580)
Decrease in other operating liabilities	(2,558)	(8,948)
Increase (decrease) in deferred revenues	(407)	7,266
Increase in accrued severance pay, net	747	909
Net cash provided by operating activities	82,225	79,425

Cash flows from investing activities:

Purchase of property and equipment	(2,879)	(2,574)
Proceeds from (investments in) deposits	23,592	(55,499)
Proceeds from sale of property and equipment	203	48
Payments for business acquisitions, net of cash acquired	(375)	(8,060)
Capitalized software development costs	(7,133)	(6,518)
Acquisition of intellectual property	-	(177)
Net cash provided by (used in) investing activities	13,408	(72,780)

Cash flows from financing activities:
Proceeds from employee stock options exercised	98	4,809
Distribution of dividend	(31,823)	(28,144)
Repayment of Series B Debenture	(19,796)	(19,796)
Acquisition deferred payment	(630)	-
Acquisition of non-controlling interests	(4,131)	(161)
Dividend to non-controlling interest	-	(47)
Net cash used in financing activities	(56,282)	(43,339)

Effect of exchange rate changes on cash and cash equivalents	(2,377)	3,125

Increase (decrease) in cash and cash equivalents	36,974	(33,569)
Cash and cash equivalents at the beginning of period	126,716	160,285

Cash and cash equivalents at the end of period	163,690	126,716

Debentures Covenants

As of December 31, 2024, Sapiens was in compliance with all of its financial covenants under the indenture for the Series B Debentures, based on having achieved the following in its consolidated financial results:

Covenant 1

▪	Target shareholders’ equity (excluding non-controlling interest): above $120 million.

▪	Actual shareholders’ equity (excluding non-controlling interest) equal to $479.6 million.

Covenant 2

▪	Target ratio of net financial indebtedness to net capitalization (in each case, as defined under the indenture for the Company’s Series B Debentures) below 65%.

▪	Actual ratio of net financial indebtedness to net capitalization equal to (57.93)%.

Covenant 3

▪	Target ratio of net financial indebtedness to EBITDA (accumulated calculation for the four last quarters) is below 5.5.

▪	Actual ratio of net financial indebtedness to EBITDA (accumulated calculation for the four last quarters) is equal to (1.71).